UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – August 2014

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

August, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

This report does not constitute an offer of or a solicitation to participate in an offering of securities for sale in any jurisdiction, including the United States.

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF AUGUST, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14	Aug-14 Vs. Aug-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	6,224,393	9,601,929	8,637,607	(10.0)	38.8
Interbank and overnight funds	771,108	1,443,606	2,241,794	55.3	190.7
Total Cash and cash equivalents	6,995,501	11,045,535	10,879,401	(1.5)	55.5
INVESTMENT SECURITIES
Debt securities	12,847,282	13,781,803	13,960,126	1.3	8.7
Trading	3,384,673	1,574,521	1,807,529	14.8	(46.6)
Available for Sale	6,597,671	9,409,906	9,482,979	0.8	43.7
Held to maturity	2,864,938	2,797,375	2,669,618	(4.6)	(6.8)
Equity securities	9,607,906	11,174,155	11,567,172	3.5	20.4
Trading	38,530	46,993	46,894	(0.2)	21.7
Available for Sale	9,569,376	11,127,162	11,520,278	3.5	20.4
Allowance	(3,046)	(960)	(976)	1.6	(68.0)
Total investment securities, net	22,452,143	24,954,998	25,526,322	2.3	13.7
LOANS AND FINANCIAL LEASES
Commercial loans	43,075,189	48,468,831	48,293,336	(0.4)	12.1
Consumer loans	19,745,728	21,884,688	22,145,860	1.2	12.2
Microcredit	310,611	348,473	347,415	(0.3)	11.8
Mortgage loans	1,505,592	2,436,722	2,507,026	2.9	66.5
Financial leases	5,811,167	6,342,493	6,335,435	(0.1)	9.0
Allowance for loans and financial leases losses	(2,538,658)	(2,710,836)	(2,742,095)	1.2	8.0
Total loans and financial leases, net	67,909,629	76,770,371	76,886,978	0.2	13.2
Interest accrued on loans and financial leases	716,715	731,052	764,680	4.6	6.7
Allowance on Interest accrued on loans and financial leases	(83,001)	(91,840)	(94,536)	2.9	13.9
Interest accrued on loans and financial leases, net	633,714	639,212	670,144	4.8	5.7
Bankers' acceptances, spot transactions and derivatives	339,264	483,871	408,032	(15.7)	20.3
Accounts receivable, net	1,097,669	1,159,780	1,239,425	6.9	12.9
Property, plant and equipment, net	845,477	873,561	882,453	1.0	4.4
Operating leases, net	355,335	399,402	390,258	(2.3)	9.8
Foreclosed assets, net	58,768	60,933	57,525	(5.6)	(2.1)
Prepaid expenses and deferred charges	493,904	352,405	338,160	(4.0)	(31.5)
Goodwill, net	497,133	562,340	559,866	(0.4)	12.6
Other assets, net	1,013,188	804,317	864,126	7.4	(14.7)
Reappraisal of assets	2,029,726	2,316,840	2,303,070	(0.6)	13.5
Total assets	104,721,453	120,423,564	121,005,760	0.5	15.6
LIABILITIES
DEPOSITS
Checking accounts	13,961,501	15,607,414	15,707,002	0.6	12.5
Time deposits	19,258,133	21,222,287	22,190,266	4.6	15.2
Savings deposits	35,904,304	43,078,877	42,090,695	(2.3)	17.2
Other	563,504	512,318	674,830	31.7	19.8
Total deposits	69,687,442	80,420,896	80,662,794	0.3	15.7
Bankers' acceptances, spot transactions and derivatives	414,763	426,793	415,693	(2.6)	0.2
Interbank borrowings and overnight funds	2,331,366	4,155,140	3,830,373	(7.8)	64.3
Borrowings from banks and other	4,725,967	5,149,710	5,182,311	0.6	9.7
Accrued interest payable	229,501	255,457	228,917	(10.4)	(0.3)
Other accounts payable	1,961,611	1,575,986	1,766,116	12.1	(10.0)
Bonds	6,836,198	6,926,726	6,890,833	(0.5)	0.8
Estimated Liabilities	860,057	800,500	950,221	18.7	10.5
Other liabilities	874,774	946,182	905,858	(4.3)	3.6
Total liabilities	87,921,680	100,657,389	100,833,115	0.2	14.7
Total shareholders' equity	16,799,773	19,766,175	20,172,645	2.1	20.1
Total liabilities and shareholders' equity	104,721,453	120,423,564	121,005,760	0.5	15.6

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF AUGUST, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Aug-13	Aug-14	Aug-14 Vs. Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14
INTEREST INCOME
Interest on loans	4,511,550	4,700,932	4.2	603,842	605,019	0.2
Interest on investment securities	530,936	502,178	(5.4)	68,381	68,045	(0.5)
Interbank and overnight funds	83,784	82,863	(1.1)	11,602	11,941	2.9
Financial leases	401,318	396,602	(1.2)	50,795	49,779	(2.0)
Total Interest Income	5,527,587	5,682,575	2.8	734,619	734,784	0.0
INTEREST EXPENSE
Checking accounts	75,389	79,629	5.6	11,065	11,064	(0.0)
Time deposits	617,585	587,453	(4.9)	76,937	79,533	3.4
Saving deposits	697,254	816,784	17.1	113,887	112,952	(0.8)
Total interest expense on deposits	1,390,229	1,483,866	6.7	201,889	203,550	0.8
Borrowings from banks and others	97,004	85,179	(12.2)	10,427	10,707	2.7
Interbank and overnight funds (expenses)	44,258	52,925	19.6	5,985	9,170	53.2
Bonds	266,513	267,028	0.2	35,656	36,368	2.0
Total interest expense	1,798,003	1,888,998	5.1	253,956	259,795	2.3
Net Interest Income	3,729,584	3,793,577	1.7	480,663	474,990	(1.2)
Provisions for loan and financial lease losses, accrued interest and other, net	783,100	801,411	2.3	96,613	110,944	14.8
Recovery of charged-off assets	(98,692)	(118,881)	20.5	(14,395)	(21,133)	46.8
Provision for investment securities, foreclosed assets and other assets	21,346	25,583	19.9	2,558	1,779	(30.4)
Recovery of provisions for investments securities, foreclosed assets and other assets	(12,179)	(13,155)	8.0	(362)	(2,008)	454.2
Total provisions, net	693,575	694,959	0.2	84,414	89,583	6.1
Net interest income after provisions	3,036,009	3,098,618	2.1	396,249	385,407	(2.7)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	645,231	702,532	8.9	91,995	89,127	(3.1)
Branch network services	19,778	21,973	11.1	2,919	3,062	4.9
Credit card merchant fees	122,374	138,521	13.2	20,234	17,119	(15.4)
Checking fees	44,297	43,873	(1.0)	5,856	5,025	(14.2)
Other	59,301	65,055	9.7	8,463	8,359	(1.2)
Total fees and other services income	890,981	971,954	9.1	129,467	122,693	(5.2)
Fees and other services expenses	242,717	257,100	5.9	37,077	33,125	(10.7)
Fees and other services income, net	648,264	714,854	10.3	92,390	89,568	(3.1)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	221,539	22,902	(89.7)	4,896	89,728	N.A.
Gains (losses) on derivative operations, net	(108,476)	111,177	202.5	11,081	(62,752)	(666.3)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	627,104	690,208	10.1	4,707	125,535	N.A.
Other	122,376	153,738	25.6	19,135	18,256	(4.6)
Total other operating income	862,543	978,026	13.4	39,819	170,767	328.9
Total operating income	4,546,816	4,791,498	5.4	528,458	645,743	22.2
OPERATING EXPENSES
Salaries and employee benefits	820,845	848,060	3.3	108,574	111,086	2.3
Bonus plan payments	24,941	26,796	7.4	3,064	2,912	(4.9)
Termination payments	4,086	3,532	(13.6)	188	550	192.3
Administrative and other expenses	1,347,915	1,442,194	7.0	187,362	188,453	0.6
Insurance on deposit, net	126,311	132,357	4.8	17,589	17,209	(2.2)
Charitable and other donation expenses	1,668	1,574	(5.7)	132	157	19.2
Depreciation	151,808	177,071	16.6	22,397	22,171	(1.0)
Goodwill amortization	16,238	18,925	16.5	2,475	2,475	(0.0)
Total operating expenses	2,493,812	2,650,508	6.3	341,781	345,014	0.9
Net operating income	2,053,004	2,140,991	4.3	186,677	300,729	61.1
NON-OPERATING INCOME (EXPENSE)
Other income	200,166	178,154	(11.0)	13,902	12,681	(8.8)
Other expenses	52,225	50,735	(2.9)	4,579	4,688	2.4
Non-operating income (expense), net	147,941	127,418	(13.9)	9,323	7,993	(14.3)
Income before income tax expense	2,200,945	2,268,409	3.1	196,001	308,722	57.5
Income tax expense	614,745	603,614	(1.8)	71,021	66,712	(6.1)
Net income	1,586,200	1,664,795	5.0	124,980	242,009	93.6

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14	Aug-14 Vs. Aug-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,331,368	5,371,185	4,517,748	(15.9)	35.6
Interbank and overnight funds	438,073	680,416	797,126	17.2	82.0
Total Cash and cash equivalents	3,769,441	6,051,600	5,314,873	(12.2)	41.0
INVESTMENT SECURITIES
Debt securities	5,533,423	5,597,309	5,488,272	(1.9)	(0.8)
Trading	1,365,816	350,428	498,103	42.1	(63.5)
Available for Sale	2,787,368	3,888,272	3,750,682	(3.5)	34.6
Held to maturity	1,380,240	1,358,609	1,239,487	(8.8)	(10.2)
Equity securities	7,528,243	8,948,142	9,245,093	3.3	22.8
Trading	-	-	-	N.A.	N.A.
Available for Sale	7,528,243	8,948,142	9,245,093	3.3	22.8
Allowance	(766)	(735)	(751)	2.1	(2.0)
Total investment securities, net	13,060,901	14,544,716	14,732,614	1.3	12.8
LOANS AND FINANCIAL LEASES
Commercial loans	25,865,134	29,000,134	29,210,587	0.7	12.9
Consumer loans	6,461,618	7,364,762	7,451,881	1.2	15.3
Microcredit	282,795	327,315	326,765	(0.2)	15.5
Mortgage loans	497,979	1,057,540	1,098,035	3.8	120.5
Financial leases	1,386,091	1,697,898	1,711,427	0.8	23.5
Allowance for loans and financial leases losses	(1,128,738)	(1,217,206)	(1,231,799)	1.2	9.1
Total loans and financial leases, net	33,364,878	38,230,443	38,566,896	0.9	15.6
Interest accrued on loans and financial leases	357,391	380,475	400,821	5.3	12.2
Allowance on Interest accrued on loans and financial leases	(44,968)	(48,742)	(50,489)	3.6	12.3
Interest accrued on loans and financial leases, net	312,423	331,733	350,332	5.6	12.1
Bankers' acceptances, spot transactions and derivatives	267,821	376,325	322,798	(14.2)	20.5
Accounts receivable, net	643,451	665,797	710,941	6.8	10.5
Property, plant and equipment, net	328,764	358,576	364,767	1.7	11.0
Operating leases, net	1,322	5,244	5,499	4.9	315.9
Foreclosed assets, net	19,022	21,187	19,807	(6.5)	4.1
Prepaid expenses and deferred charges	234,302	145,808	136,459	(6.4)	(41.8)
Goodwill, net	473,879	540,563	538,230	(0.4)	13.6
Other assets, net	432,158	361,919	389,129	7.5	(10.0)
Reappraisal of assets	1,065,916	1,136,348	1,111,059	(2.2)	4.2
Total assets	53,974,279	62,770,258	62,563,404	(0.3)	15.9
LIABILITIES
DEPOSITS
Checking accounts	7,819,274	8,835,609	8,780,280	(0.6)	12.3
Time deposits	11,699,742	12,676,101	13,662,110	7.8	16.8
Savings deposits	15,829,140	18,637,227	17,487,095	(6.2)	10.5
Other	289,888	260,460	287,255	10.3	(0.9)
Total deposits	35,638,043	40,409,397	40,216,740	(0.5)	12.8
Bankers' acceptances, spot transactions and derivatives	342,966	336,841	341,254	1.3	(0.5)
Interbank borrowings and overnight funds	1,397,579	3,161,547	2,771,518	(12.3)	98.3
Borrowings from banks and other	2,445,287	2,733,704	2,780,973	1.7	13.7
Accrued interest payable	101,776	129,616	109,597	(15.4)	7.7
Other accounts payable	860,943	791,182	726,802	(8.1)	(15.6)
Bonds	2,554,534	2,497,602	2,541,709	1.8	(0.5)
Estimated Liabilities	361,224	409,008	489,849	19.8	35.6
Other liabilities	331,026	327,654	288,283	(12.0)	(12.9)
Total liabilities	44,033,378	50,796,550	50,266,725	(1.0)	14.2
Total shareholders' equity	9,940,901	11,973,708	12,296,680	2.7	23.7
Total liabilities and shareholders' equity	53,974,279	62,770,258	62,563,404	(0.3)	15.9

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Aug-13	Aug-14	Aug-14 Vs. Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14
INTEREST INCOME
Interest on loans	2,089,042	2,222,231	6.4	288,441	289,814	0.5
Interest on investment securities	295,043	185,897	(37.0)	18,285	29,551	61.6
Interbank and overnight funds	42,754	43,766	2.4	6,440	6,092	(5.4)
Financial leases	90,003	96,223	6.9	12,524	12,740	1.7
Total Interest Income	2,516,841	2,548,117	1.2	325,691	338,197	3.8
INTEREST EXPENSE
Checking accounts	61,109	66,091	8.2	9,140	9,189	0.5
Time deposits	335,585	320,012	(4.6)	42,211	44,294	4.9
Saving deposits	332,875	345,176	3.7	48,740	45,434	(6.8)
Total interest expense on deposits	729,569	731,280	0.2	100,092	98,918	(1.2)
Borrowings from banks and others	44,781	41,851	(6.5)	5,109	5,398	5.6
Interbank and overnight funds (expenses)	15,264	30,019	96.7	2,633	6,984	165.2
Bonds	86,735	96,985	11.8	11,864	12,270	3.4
Total interest expense	876,350	900,135	2.7	119,698	123,569	3.2
Net Interest Income	1,640,491	1,647,983	0.5	205,993	214,628	4.2
Provisions for loan and financial lease losses, accrued interest and other, net	368,016	419,521	14.0	46,973	60,498	28.8
Recovery of charged-off assets	(38,875)	(42,092)	8.3	(6,355)	(6,294)	(1.0)
Provision for investment securities, foreclosed assets and other assets	11,195	6,031	(46.1)	983	806	(18.0)
Recovery of provisions for investments securities, foreclosed assets and other assets	(5,680)	(1,549)	(72.7)	(113)	(353)	213.3
Total provisions, net	334,655	381,910	14.1	41,489	54,658	31.7
Net interest income after provisions	1,305,836	1,266,072	(3.0)	164,504	159,970	(2.8)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	371,924	405,614	9.1	52,838	51,926	(1.7)
Branch network services	19,698	21,893	11.1	2,909	3,052	4.9
Credit card merchant fees	45,971	54,844	19.3	7,884	6,953	(11.8)
Checking fees	23,289	23,071	(0.9)	3,056	2,630	(13.9)
Other	2,939	2,301	(21.7)	545	225	(58.8)
Total fees and other services income	463,820	507,724	9.5	67,232	64,786	(3.6)
Fees and other services expenses	89,010	85,800	(3.6)	11,375	10,905	(4.1)
Fees and other services income, net	374,810	421,925	12.6	55,857	53,881	(3.5)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	195,437	(6,795)	(103.5)	(2,776)	78,413	N.A.
Gains (losses) on derivative operations, net	(100,183)	114,197	214.0	14,965	(56,406)	(476.9)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	490,665	547,819	11.6	4,681	82,868	N.A.
Other	1,840	2,503	36.0	357	315	(11.8)
Total other operating income	587,759	657,724	11.9	17,227	105,190	510.6
Total operating income	2,268,405	2,345,721	3.4	237,589	319,042	34.3
OPERATING EXPENSES
Salaries and employee benefits	351,108	370,319	5.5	47,774	49,183	2.9
Bonus plan payments	6,040	5,792	(4.1)	255	160	(37.3)
Termination payments	272	243	(10.4)	29	13	(53.0)
Administrative and other expenses	642,931	712,113	10.8	93,188	96,744	3.8
Insurance on deposit, net	62,047	60,640	(2.3)	7,838	7,731	(1.4)
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	34,037	38,931	14.4	4,905	4,979	1.5
Goodwill amortization	15,220	17,836	17.2	2,333	2,333	-
Total operating expenses	1,111,725	1,205,875	8.5	156,321	161,143	3.1
Net operating income	1,156,680	1,139,846	(1.5)	81,268	157,899	94.3
NON-OPERATING INCOME (EXPENSE)
Other income	80,492	91,873	14.1	7,462	6,598	(11.6)
Other expenses	21,666	18,430	(14.9)	2,089	1,462	(30.0)
Non-operating income (expense), net	58,826	73,442	24.8	5,373	5,136	(4.4)
Income before income tax expense	1,215,506	1,213,288	(0.2)	86,641	163,034	88.2
Income tax expense	308,516	292,646	(5.1)	32,984	30,577	(7.3)
Net income	906,990	920,642	1.5	53,657	132,457	146.9

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14	Aug-14 Vs. Aug-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,366,175	2,143,749	2,196,235	2.4	60.8
Interbank and overnight funds	105,409	526,159	628,257	19.4	496.0
Total Cash and cash equivalents	1,471,584	2,669,908	2,824,492	5.8	91.9
INVESTMENT SECURITIES
Debt securities	2,975,045	3,821,882	4,068,039	6.4	36.7
Trading	1,265,140	781,348	805,662	3.1	(36.3)
Available for Sale	1,113,346	2,442,245	2,667,339	9.2	139.6
Held to maturity	596,558	598,288	595,039	(0.5)	(0.3)
Equity securities	1,520,629	1,625,674	1,694,319	4.2	11.4
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,520,629	1,625,674	1,694,319	4.2	11.4
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	4,495,674	5,447,556	5,762,358	5.8	28.2
LOANS AND FINANCIAL LEASES
Commercial loans	9,911,895	11,114,097	10,854,051	(2.3)	9.5
Consumer loans	3,928,045	4,872,899	4,975,196	2.1	26.7
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	10,217	79,757	86,781	8.8	749.4
Financial leases	4,134,547	4,400,146	4,379,899	(0.5)	5.9
Allowance for loans and financial leases losses	(673,724)	(754,689)	(766,103)	1.5	13.7
Total loans and financial leases, net	17,310,980	19,712,211	19,529,825	(0.9)	12.8
Interest accrued on loans and financial leases	167,622	163,287	173,200	6.1	3.3
Allowance on Interest accrued on loans and financial leases	(20,170)	(23,385)	(23,830)	1.9	18.1
Interest accrued on loans and financial leases, net	147,453	139,902	149,371	6.8	1.3
Bankers' acceptances, spot transactions and derivatives	68,905	103,155	81,350	(21.1)	18.1
Accounts receivable, net	377,049	390,837	431,903	10.5	14.5
Property, plant and equipment, net	255,465	257,932	262,649	1.8	2.8
Operating leases, net	353,607	393,818	384,296	(2.4)	8.7
Foreclosed assets, net	23,440	19,109	18,093	(5.3)	(22.8)
Prepaid expenses and deferred charges	136,886	126,741	124,651	(1.6)	(8.9)
Goodwill, net	23,254	21,777	21,635	(0.7)	(7.0)
Other assets, net	372,889	225,321	239,868	6.5	(35.7)
Reappraisal of assets	384,268	504,819	513,668	1.8	33.7
Total assets	25,421,452	30,013,086	30,344,159	1.1	19.4
LIABILITIES
DEPOSITS
Checking accounts	4,038,603	4,442,246	4,578,362	3.1	13.4
Time deposits	3,718,119	4,697,887	4,513,425	(3.9)	21.4
Savings deposits	8,080,177	11,185,681	11,290,632	0.9	39.7
Other	172,684	159,946	271,917	70.0	57.5
Total deposits	16,009,582	20,485,760	20,654,336	0.8	29.0
Bankers' acceptances, spot transactions and derivatives	68,944	86,056	70,626	(17.9)	2.4
Interbank borrowings and overnight funds	344,606	309,637	363,013	17.2	5.3
Borrowings from banks and other	2,019,313	2,052,135	2,037,801	(0.7)	0.9
Accrued interest payable	78,176	80,257	72,862	(9.2)	(6.8)
Other accounts payable	511,193	361,507	539,834	49.3	5.6
Bonds	2,577,493	2,358,686	2,278,686	(3.4)	(11.6)
Estimated Liabilities	166,380	105,987	128,672	21.4	(22.7)
Other liabilities	128,639	175,653	179,156	2.0	39.3
Total liabilities	21,904,327	26,015,678	26,324,985	1.2	20.2
Total shareholders' equity	3,517,126	3,997,407	4,019,173	0.5	14.3
Total liabilities and shareholders' equity	25,421,452	30,013,086	30,344,159	1.1	19.4

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Aug-13	Aug-14	Aug-14 Vs. Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14
INTEREST INCOME
Interest on loans	960,494	1,026,643	6.9	132,413	133,425	0.8
Interest on investment securities	48,030	107,260	123.3	15,405	18,418	19.6
Interbank and overnight funds	27,802	27,730	(0.3)	4,094	4,004	(2.2)
Financial leases	287,500	283,365	(1.4)	36,132	35,026	(3.1)
Total Interest Income	1,323,826	1,444,999	9.2	188,045	190,872	1.5
INTEREST EXPENSE
Checking accounts	6,796	9,105	34.0	1,319	1,283	(2.8)
Time deposits	138,446	149,391	7.9	19,594	19,865	1.4
Saving deposits	156,618	207,519	32.5	33,116	34,485	4.1
Total interest expense on deposits	301,860	366,015	21.3	54,030	55,633	3.0
Borrowings from banks and others	41,725	37,883	(9.2)	4,633	4,626	(0.2)
Interbank and overnight funds (expenses)	13,182	4,695	(64.4)	275	308	11.8
Bonds	106,768	96,831	(9.3)	13,036	13,265	1.8
Total interest expense	463,534	505,424	9.0	71,975	73,832	2.6
Net Interest Income	860,292	939,575	9.2	116,070	117,040	0.8
Provisions for loan and financial lease losses, accrued interest and other, net	238,908	249,149	4.3	31,524	35,964	14.1
Recovery of charged-off assets	(35,058)	(39,884)	13.8	(4,712)	(3,121)	(33.8)
Provision for investment securities, foreclosed assets and other assets	6,373	7,873	23.5	730	674	(7.7)
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,167)	(5,531)	32.7	(117)	(677)	477.0
Total provisions, net	206,055	211,607	2.7	27,425	32,840	19.7
Net interest income after provisions	654,236	727,968	11.3	88,645	84,200	(5.0)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	114,870	130,157	13.3	17,220	17,103	(0.7)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	62,051	67,989	9.6	9,928	8,319	(16.2)
Checking fees	13,864	13,753	(0.8)	1,820	1,571	(13.7)
Other	20,800	22,386	7.6	2,606	2,865	10.0
Total fees and other services income	211,585	234,286	10.7	31,574	29,858	(5.4)
Fees and other services expenses	84,986	95,476	12.3	14,864	12,356	(16.9)
Fees and other services income, net	126,599	138,811	9.6	16,710	17,503	4.7
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	22,462	29,118	29.6	7,576	10,390	37.1
Gains (losses) on derivative operations, net	(7,402)	(2,804)	(62.1)	(3,888)	(6,026)	55.0
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	108,729	118,851	9.3	-	42,667	N.A.
Other	119,478	149,707	25.3	18,580	17,819	(4.1)
Total other operating income	243,267	294,872	21.2	22,269	64,850	191.2
Total operating income	1,024,103	1,161,651	13.4	127,624	166,552	30.5
OPERATING EXPENSES
Salaries and employee benefits	212,566	214,513	0.9	27,483	27,333	(0.5)
Bonus plan payments	15,187	15,872	4.5	2,357	2,263	(4.0)
Termination payments	3,018	2,419	(19.8)	159	537	237.6
Administrative and other expenses	303,073	328,862	8.5	44,117	41,775	(5.3)
Insurance on deposit, net	30,291	35,359	16.7	5,087	5,107	0.4
Charitable and other donation expenses	273	549	101.5	6	18	211.5
Depreciation	90,823	112,164	23.5	14,257	13,886	(2.6)
Goodwill amortization	1,018	1,089	7.0	142	142	(0.0)
Total operating expenses	656,248	710,827	8.3	93,608	91,062	(2.7)
Net operating income	367,855	450,824	22.6	34,016	75,490	121.9
NON-OPERATING INCOME (EXPENSE)
Other income	22,089	25,498	15.4	1,170	1,178	0.7
Other expenses	13,157	10,700	(18.7)	863	1,744	102.1
Non-operating income (expense), net	8,931	14,797	65.7	307	(566)	(284.5)
Income before income tax expense	376,786	465,621	23.6	34,323	74,924	118.3
Income tax expense	97,761	119,403	22.1	12,014	11,232	(6.5)
Net income	279,025	346,218	24.1	22,309	63,692	185.5

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14	Aug-14 Vs. Aug-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	996,786	1,284,677	908,230	(29.3)	(8.9)
Interbank and overnight funds	205,674	9,973	659,096	N.A.	220.5
Total Cash and cash equivalents	1,202,460	1,294,650	1,567,327	21.1	30.3
INVESTMENT SECURITIES
Debt securities	2,105,883	2,102,383	2,073,190	(1.4)	(1.6)
Trading	212,902	296,414	303,267	2.3	42.4
Available for Sale	1,326,335	1,279,945	1,247,060	(2.6)	(6.0)
Held to maturity	566,647	526,024	522,863	(0.6)	(7.7)
Equity securities	547,266	575,324	602,530	4.7	10.1
Trading	38,530	39,706	39,393	(0.8)	2.2
Available for Sale	508,736	535,618	563,138	5.1	10.7
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,653,149	2,677,706	2,675,720	(0.1)	0.9
LOANS AND FINANCIAL LEASES
Commercial loans	4,808,249	5,572,013	5,504,990	(1.2)	14.5
Consumer loans	6,426,688	6,595,185	6,633,819	0.6	3.2
Microcredit	14,010	13,018	12,871	(1.1)	(8.1)
Mortgage loans	90,369	135,793	142,663	5.1	57.9
Financial leases	290,529	244,449	244,109	(0.1)	(16.0)
Allowance for loans and financial leases losses	(456,771)	(443,492)	(443,725)	0.1	(2.9)
Total loans and financial leases, net	11,173,075	12,116,966	12,094,727	(0.2)	8.2
Interest accrued on loans and financial leases	118,609	122,609	123,004	0.3	3.7
Allowance on Interest accrued on loans and financial leases	(8,736)	(9,467)	(9,651)	1.9	10.5
Interest accrued on loans and financial leases, net	109,872	113,142	113,353	0.2	3.2
Bankers' acceptances, spot transactions and derivatives	2,538	655	482	(26.4)	(81.0)
Accounts receivable, net	40,707	45,010	47,336	5.2	16.3
Property, plant and equipment, net	157,359	161,618	160,736	(0.5)	2.1
Operating leases, net	406	341	463	35.8	13.9
Foreclosed assets, net	11,657	13,070	12,507	(4.3)	7.3
Prepaid expenses and deferred charges	78,524	46,277	46,763	1.1	(40.4)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	139,306	144,686	158,345	9.4	13.7
Reappraisal of assets	360,483	452,807	454,821	0.4	26.2
Total assets	15,929,536	17,066,926	17,332,579	1.6	8.8
LIABILITIES
DEPOSITS
Checking accounts	1,411,708	1,494,909	1,503,319	0.6	6.5
Time deposits	1,427,678	1,186,502	1,207,127	1.7	(15.4)
Savings deposits	7,829,882	8,608,718	8,683,085	0.9	10.9
Other	64,219	57,691	81,323	41.0	26.6
Total deposits	10,733,487	11,347,819	11,474,853	1.1	6.9
Bankers' acceptances, spot transactions and derivatives	2,528	581	589	1.4	(76.7)
Interbank borrowings and overnight funds	6,580	3,758	-	(100.0)	(100.0)
Borrowings from banks and other	186,150	194,483	186,577	(4.1)	0.2
Accrued interest payable	27,568	23,504	24,456	4.1	(11.3)
Other accounts payable	428,928	300,958	346,227	15.0	(19.3)
Bonds	1,704,171	2,070,438	2,070,438	-	21.5
Estimated Liabilities	224,643	195,856	223,470	14.1	(0.5)
Other liabilities	365,012	387,672	387,677	0.0	6.2
Total liabilities	13,679,068	14,525,068	14,714,287	1.3	7.6
Total shareholders' equity	2,250,468	2,541,858	2,618,293	3.0	16.3
Total liabilities and shareholders' equity	15,929,536	17,066,926	17,332,579	1.6	8.8

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Aug-13	Aug-14	Aug-14 Vs. Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14
INTEREST INCOME
Interest on loans	941,791	923,405	(2.0)	115,382	114,574	(0.7)
Interest on investment securities	65,664	126,395	92.5	17,949	8,804	(50.9)
Interbank and overnight funds	9,915	8,937	(9.9)	595	1,415	137.6
Financial leases	23,815	17,013	(28.6)	2,138	2,013	(5.8)
Total Interest Income	1,041,185	1,075,750	3.3	136,064	126,806	(6.8)
INTEREST EXPENSE
Checking accounts	5,929	3,620	(38.9)	497	483	(2.9)
Time deposits	64,918	43,314	(33.3)	5,556	5,412	(2.6)
Saving deposits	151,449	205,931	36.0	24,296	24,988	2.8
Total interest expense on deposits	222,295	252,865	13.8	30,349	30,883	1.8
Borrowings from banks and others	7,617	3,383	(55.6)	447	440	(1.5)
Interbank and overnight funds (expenses)	2,742	4,057	48.0	1,572	319	(79.7)
Bonds	73,010	73,212	0.3	10,756	10,833	0.7
Total interest expense	305,664	333,518	9.1	43,125	42,476	(1.5)
Net Interest Income	735,521	742,233	0.9	92,939	84,330	(9.3)
Provisions for loan and financial lease losses, accrued interest and other, net	63,662	44,736	(29.7)	7,003	621	(91.1)
Recovery of charged-off assets	(9,455)	(10,270)	8.6	(1,121)	(891)	(20.5)
Provision for investment securities, foreclosed assets and other assets	2,304	3,133	36.0	572	125	(78.2)
Recovery of provisions for investments securities, foreclosed assets and other assets	(707)	(1,795)	153.7	(125)	(970)	675.0
Total provisions, net	55,803	35,803	(35.8)	6,328	(1,116)	(117.6)
Net interest income after provisions	679,717	706,429	3.9	86,611	85,446	(1.3)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	57,588	60,621	5.3	8,278	7,028	(15.1)
Branch network services	80	80	-	10	10	-
Credit card merchant fees	4,203	4,460	6.1	759	526	(30.7)
Checking fees	2,207	1,949	(11.7)	268	220	(17.8)
Other	5,765	4,951	(14.1)	645	673	4.4
Total fees and other services income	69,844	72,061	3.2	9,959	8,457	(15.1)
Fees and other services expenses	25,584	26,928	5.3	4,329	3,540	(18.2)
Fees and other services income, net	44,259	45,133	2.0	5,630	4,917	(12.7)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	2,404	127	(94.7)	21	690	N.A.
Gains (losses) on derivative operations, net	(237)	(397)	67.9	(9)	(49)	475.9
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	23,024	20,436	(11.2)	26	-	(100.0)
Other	1,055	1,132	7.3	128	114	(11.4)
Total other operating income	26,246	21,298	(18.9)	166	754	353.5
Total operating income	750,223	772,860	3.0	92,407	91,118	(1.4)
OPERATING EXPENSES
Salaries and employee benefits	154,925	159,511	3.0	20,825	21,132	1.5
Bonus plan payments	2,610	4,449	70.5	369	481	30.5
Termination payments	414	549	32.6	-	-	N.A.
Administrative and other expenses	216,634	213,565	(1.4)	23,736	23,721	(0.1)
Insurance on deposit, net	20,041	21,638	8.0	2,628	2,301	(12.4)
Charitable and other donation expenses	955	904	(5.4)	113	113	0.0
Depreciation	14,483	14,882	2.8	1,891	1,934	2.2
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	410,062	415,499	1.3	49,562	49,682	0.2
Net operating income	340,161	357,361	5.1	42,845	41,435	(3.3)
NON-OPERATING INCOME (EXPENSE)
Other income	87,654	45,490	(48.1)	3,940	2,982	(24.3)
Other expenses	9,869	14,455	46.5	739	856	15.9
Non-operating income (expense), net	77,785	31,035	(60.1)	3,202	2,126	(33.6)
Income before income tax expense	417,946	388,396	(7.1)	46,047	43,561	(5.4)
Income tax expense	141,987	127,813	(10.0)	15,855	14,784	(6.8)
Net income	275,959	260,583	(5.6)	30,192	28,777	(4.7)

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14	Aug-14 Vs. Aug-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	530,065	802,318	1,015,394	26.6	91.6
Interbank and overnight funds	21,953	227,059	157,315	(30.7)	616.6
Total Cash and cash equivalents	552,017	1,029,377	1,172,709	13.9	112.4
INVESTMENT SECURITIES
Debt securities	2,232,931	2,260,229	2,330,624	3.1	4.4
Trading	540,816	146,330	200,497	37.0	(62.9)
Available for Sale	1,370,622	1,799,444	1,817,898	1.0	32.6
Held to maturity	321,493	314,455	312,229	(0.7)	(2.9)
Equity securities	11,768	25,015	25,229	0.9	114.4
Trading	-	7,287	7,502	2.9	N.A.
Available for Sale	11,768	17,728	17,728	-	50.6
Allowance	(2,280)	(225)	(225)	0.0	(90.1)
Total investment securities, net	2,242,420	2,285,019	2,355,629	3.1	5.0
LOANS AND FINANCIAL LEASES
Commercial loans	2,489,911	2,782,586	2,723,708	(2.1)	9.4
Consumer loans	2,929,377	3,051,842	3,084,964	1.1	5.3
Microcredit	13,806	8,140	7,780	(4.4)	(43.6)
Mortgage loans	907,027	1,163,633	1,179,546	1.4	30.0
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(279,426)	(295,450)	(300,468)	1.7	7.5
Total loans and financial leases, net	6,060,696	6,710,752	6,695,531	(0.2)	10.5
Interest accrued on loans and financial leases	73,093	64,682	67,655	4.6	(7.4)
Allowance on Interest accrued on loans and financial leases	(9,127)	(10,246)	(10,565)	3.1	15.8
Interest accrued on loans and financial leases, net	63,967	54,436	57,089	4.9	(10.8)
Bankers' acceptances, spot transactions and derivatives	0	3,736	3,401	(8.9)	N.A.
Accounts receivable, net	36,461	58,135	49,245	(15.3)	35.1
Property, plant and equipment, net	103,888	95,435	94,301	(1.2)	(9.2)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,650	7,567	7,118	(5.9)	53.1
Prepaid expenses and deferred charges	44,193	33,580	30,287	(9.8)	(31.5)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	68,836	72,391	76,785	6.1	11.5
Reappraisal of assets	219,059	222,866	223,522	0.3	2.0
Total assets	9,396,185	10,573,294	10,765,617	1.8	14.6
LIABILITIES
DEPOSITS
Checking accounts	691,916	834,651	845,042	1.2	22.1
Time deposits	2,412,595	2,661,797	2,807,604	5.5	16.4
Savings deposits	4,165,104	4,647,251	4,629,884	(0.4)	11.2
Other	36,713	34,222	34,336	0.3	(6.5)
Total deposits	7,306,329	8,177,921	8,316,865	1.7	13.8
Bankers' acceptances, spot transactions and derivatives	324	3,315	3,223	(2.7)	894.3
Interbank borrowings and overnight funds	582,601	680,198	695,842	2.3	19.4
Borrowings from banks and other	75,217	169,388	176,960	4.5	135.3
Accrued interest payable	21,981	22,080	22,001	(0.4)	0.1
Other accounts payable	160,546	122,338	153,254	25.3	(4.5)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	107,811	89,649	108,230	20.7	0.4
Other liabilities	50,098	55,203	50,744	(8.1)	1.3
Total liabilities	8,304,907	9,320,092	9,527,119	2.2	14.7
Total shareholders' equity	1,091,278	1,253,201	1,238,499	(1.2)	13.5
Total liabilities and shareholders' equity	9,396,185	10,573,294	10,765,617	1.8	14.6

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF AUGUST, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	Aug-13	Aug-14	Aug-14 Vs. Aug-13	Jul-14	Aug-14	Aug-14 Vs. Jul-14
INTEREST INCOME
Interest on loans	520,224	528,653	1.6	67,606	67,206	(0.6)
Interest on investment securities	122,199	82,626	(32.4)	16,742	11,273	(32.7)
Interbank and overnight funds	3,313	2,429	(26.7)	472	430	(8.8)
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	645,735	613,709	(5.0)	84,819	78,909	(7.0)
INTEREST EXPENSE
Checking accounts	1,555	813	(47.7)	108	109	1.0
Time deposits	78,636	74,735	(5.0)	9,576	9,961	4.0
Saving deposits	56,313	58,157	3.3	7,734	8,045	4.0
Total interest expense on deposits	136,504	133,706	(2.0)	17,418	18,116	4.0
Borrowings from banks and others	2,881	2,063	(28.4)	236	242	2.5
Interbank and overnight funds (expenses)	13,069	14,154	8.3	1,504	1,559	3.7
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	152,455	149,922	(1.7)	19,159	19,918	4.0
Net Interest Income	493,280	463,786	(6.0)	65,660	58,991	(10.2)
Provisions for loan and financial lease losses, accrued interest and other, net	112,514	88,006	(21.8)	11,113	13,862	24.7
Recovery of charged-off assets	(15,303)	(26,635)	74.0	(2,207)	(10,827)	390.6
Provision for investment securities, foreclosed assets and other assets	1,474	8,546	479.7	273	174	(36.1)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,624)	(4,279)	163.4	(7)	(8)	11.5
Total provisions, net	97,061	65,638	(32.4)	9,172	3,201	(65.1)
Net interest income after provisions	396,220	398,149	0.5	56,489	55,790	(1.2)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	100,849	106,139	5.2	13,660	13,069	(4.3)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	10,149	11,227	10.6	1,662	1,322	(20.5)
Checking fees	4,936	5,100	3.3	712	604	(15.2)
Other	29,797	35,416	18.9	4,667	4,596	(1.5)
Total fees and other services income	145,732	157,882	8.3	20,702	19,591	(5.4)
Fees and other services expenses	43,137	48,896	13.4	6,509	6,324	(2.8)
Fees and other services income, net	102,595	108,986	6.2	14,193	13,267	(6.5)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,236	453	(63.4)	75	235	214.3
Gains (losses) on derivative operations, net	(654)	181	127.7	12	(270)	N.A.
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	4,685	3,103	(33.8)	-	-	N.A.
Other	3	396	N.A.	70	9	(87.3)
Total other operating income	5,270	4,133	(21.6)	156	(27)	(117.2)
Total operating income	504,086	511,267	1.4	70,838	69,031	(2.6)
OPERATING EXPENSES
Salaries and employee benefits	102,246	103,718	1.4	12,492	13,437	7.6
Bonus plan payments	1,105	682	(38.3)	83	8	(90.7)
Termination payments	383	321	(16.2)	1	0	(98.5)
Administrative and other expenses	185,276	187,654	1.3	26,321	26,212	(0.4)
Insurance on deposit, net	13,933	14,719	5.6	2,036	2,071	1.7
Charitable and other donation expenses	369	121	(67.3)	13	26	100.0
Depreciation	12,466	11,093	(11.0)	1,344	1,372	2.1
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	315,777	318,307	0.8	42,290	43,126	2.0
Net operating income	188,309	192,960	2.5	28,548	25,905	(9.3)
NON-OPERATING INCOME (EXPENSE)
Other income	9,932	15,293	54.0	1,330	1,923	44.6
Other expenses	7,533	7,149	(5.1)	888	625	(29.6)
Non-operating income (expense), net	2,399	8,144	239.5	442	1,297	193.5
Income before income tax expense	190,708	201,104	5.5	28,990	27,202	(6.2)
Income tax expense	66,481	63,752	(4.1)	10,168	10,119	(0.5)
Net income	124,226	137,352	10.6	18,822	17,083	(9.2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel